SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE ABOUT TRANSACTION BETWEEN RELATED PARTIES

São Paulo, July 20, 2015 – Gol Linhas Aéreas Inteligentes S.A. (“Company”), the largest low cost and best fare air company in Latin America, in compliance with the provisions in Instruction no. 480, issued by the Brazilian Securities and Exchange Commission (“CVM”), dated December 07, 2009, as amended, hereby discloses the following information, under the terms of Annex 30-XXXIII to CVM Instruction no. 480/09:

I – description of the transaction:

a) the parties and their relation with the issuer:

Pursuant to the Relevant Fact disclosed by the Company on July 10, 2015, the Company and Delta Air Lines, Inc. (“Delta”) agreed to carry out the following transactions: (i) to invest up to fifty-six million North-American Dollars (US$56 million) in new preferred shares to be issued within the scope of the private capital increase approved by the Company’s Board of Directors (“Capital Increase”) at a meeting held on July 14, 2015, subject to an investment commitment of up to ninety million North-American Dollars (US$90 million) undertaken by Fundo de Investimento em Participações Volluto (“FIP Volluto”), the Company’s controlling shareholder; (ii) granting of guaranty by Delta in a loan of up to three hundred million North-American Dollars (US$300 million) to be obtained by the Company from third parties, with Delta’s guaranty being counter-guaranteed by common shares held by the Company in Smiles S.A.; and (iii) extension and expansion of the existing commercial cooperation agreements between the Company and Delta.

The completion of each of the above mentioned transactions is subject to certain conditions, including the execution of final documents, approval by the Brazilian antitrust authorities, as well as other usual closing conditions.

The relation between Delta and the Company is provided for in the existing commercial cooperation agreements, it being worthy of mention that Mr. Edward H. Bastian, member of the Company’s Board of Directors, is also an executive officer of Delta.

b) transaction purpose and main terms and conditions:

Within the scope of the strategic transactions mentioned in (a) above, the Company and Delta executed the following instruments on July 10, 2015:

(i) an “Investment Agreement” (“Investment Agreement”), to which FIP Volluto was also a party, by which Delta agreed to (a) exercise its preemptive right in the subscription of around 2.9% of the new shares to be issued within the scope of the Capital Increase, and (b) to exercise the preemptive right to be assigned by FIP Volluto to Delta in the subscription of possible shares remaining unsold after the exercise of the preemptive right by the other shareholders, in such manner as to allow investments to be made in the aggregate amount of up to fifty-six million North-American Dollars (US$56 million), it being certain that said Delta’s commitments are conditioned, inter alia, to an investment being made by FIP Volluto of up to nine million North-American Dollars (US$90 million) upon exercising its preemptive rights in the subscription of approximately 61% of the new shares to be issued within the scope of the Capital Increase, as well as to the assignment by FIP Volluto, on Delta’s, of its preemptive right in the subscription of possible shares remaining unsold after the exercise of the preemptive rights by the other shareholders.

(ii) a “Memorandum of Understanding” (“MOU”), which provides for the guidelines of the main terms and conditions for (a) Delta’s granting of guaranty in a loan of up to three hundred million North-American Dollars (US$300 million) to be obtained by the Company (or by an affiliate thereof) from third parties, it being certain that the Company will create a security interest over the common shares issued by Smiles S.A. on Delta’s behalf in order to counter guarantee any payment made by Delta to the Company; and (b) extension and expansion of the existing commercial cooperation agreements between  the Company and Delta, including those related to aircraft maintenance services. Since the MOU is a preliminary instrument, Delta and the Company will define the final terms and conditions of the referred transactions at the time of the execution of the final documents.

II – if, when, how and to what extent the transaction counterparty, its partners or managers took part in:

a) the issuer’s decision making process concerning the transaction, describing such participation:

The dealings related to the transaction were directly carried out between the managements of Delta and of the Company, independently and without participation of Delta, its partners or managers in the Company’s decision making process.

Mr. Edward H. Bastian, member of the Company’s board of directors and an executive officer of Delta, has caused it to be recorded in the minutes of the Board of Directors’ Meeting held on July 14, 2015, that he confirmed the execution of the Investment Agreement and of the MOU by the Company, his impediment due to his position as an executive officer of Delta, for which reason he did not remain at the meeting place nor took part in the resolutions made.

b) negotiation of the transaction as representatives of the issuer, describing such participation:

As mentioned in item “a” above, the transaction was directly and independently negotiated between the managements of Delta and of the Company. Delta, its partners or managers did not take part in the negotiation of the transaction as representatives of the Company.

III – detailed justification of the reasons why the issuer’s management considers that the transaction complied with the commutative conditions or provides for adequate compensatory payment, informing:

a) whether the issuer requested proposals, conducted any procedures with a view to call for prices, or otherwise sought to carry out the transaction with third parties, explaining, in negative case, the reasons why it did not do so or, in affirmative case, the procedures carried out and the results thereof;

In the understanding of the Company’s management, carrying out the above described transactions is part of the Company’s strategy to enhance the cooperation and strategic synergy existing between the Company and Delta and to improve the Company’s liquidity, for which reason the terms and conditions of the referred transactions would solely make sense to the extent the counterparty were Delta. For this reason, no proposals have been requested, nor any competitive procedures or dealings related to the relevant transaction were conducted with third parties.

b) reasons that leaded the issuer to carry out the transaction with the related party other than with third parties:

As mentioned in “a” above, the participation of Delta is a sinequa non condition for carrying out the transactions, under the above described conditions, in line with the strategy set out by the Company’s management. For such reason, it would not be possible to carry out the transaction, under these specific terms, with third parties.

c) detailed description of the actions taken and procedures adopted for ensuring the commutativity of the transaction:

With respect to the execution of the Investment Agreement, that deal with Delta’s investment within the scope of the Capital Increase, the management understands that the commutativity of the transaction is assured by the fact that the issue price of the new shares issued within the scope of the Capital Increase is determined under the terms of item III, paragraph 1 of article 170 of Law no. 6404/76, and all the shareholders are entitled to exercise the preemptive rights in the subscription of the shares issued under the Capital Increase, as set forth in Law no. 6404/76.

With respect to the execution of the MOU, the Company’s management negociate preliminary terms and conditions of the transaction, in the best interest of the Company, with no participation, as a represent of the Company, of the only director of the Company who has relation with Delta. The independence of the members, and the limited influence of Delta in the transaction, assured the commutative of the terms and conditions and the protection of the best interest of the Company in this transaction. It must be emphasized herein that the definition of the final terms and conditions of the transactions, as set forth in the MOU, is subject to the execution of the final documents between the Company and Delta, for which the Company’s management will again analyze and negotiate with independence from the Delta representative on its Board of Directors.

São Paulo, July 20, 2015.

Edmar Prado Lopes Neto

Vice-President and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.